DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Sidney Burke sidney.burke@dlapiper.com T 212.335.4509 F 212.884.8729

October 27, 2009	OUR FILE NO. 365152-4
VIA FAX (202.772.9368) AND EDGAR

Ann Nguyen Parker

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hain Celestial Group, Inc.
Preliminary Proxy Statement on Schedule 14A filed October 9, 2009
File No. 0-22818

Dear Ms. Parker:

This letter is respectfully submitted on behalf of The Hain Celestial Group, Inc. (the “Company”) in response to the oral comment received on October 26, 2009, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”). Capitalized terms used and not defined herein have the meanings given to such terms in the Company’s Preliminary Proxy Statement on Schedule 14A filed October 9, 2009 (the “Proxy Statement”).

The Company intends to revise the disclosure on page 36 of the Proxy Statement as follows:

“For fiscal years 2010-2011 the Company adopted a two year performance-based program under the Executive Incentive Plan. Under such program, the maximum award that can be earned by Mr. Simon is three times his base salary, and each other NEO may earn up to two times his or her base salary, if we achieve certain operating income goals over our 2010-2011 fiscal years. The two-year operating income goals were designed to challenge management to improve operating results year over year, but were set at levels which would be reasonably likely to be met, based on expected performance. The maximum awards may be reduced by the Compensation Committee based on such factors as they may determine in their discretion. Such awards may be paid in cash and/or full value shares at the discretion of the Compensation Committee. See “Proposal No. 2 - Approval of our 2010-2014 Executive Incentive Plan-New Plan Benefits.””

October 27, 2009

Page Two

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We appreciate the Staff’s prompt reply to this letter and request that the Staff contact the undersigned at (212) 335-4509 or Sanjay Shirodkar at (410) 580-4184 with any questions or comments regarding this letter.

Respectfully submitted,

/s/    SIDNEY BURKE

Sidney Burke